EXHIBIT 99.1

Westport Fuel Systems Joins World Hydrogen Council

VANCOUVER, British Columbia, Jan. 27, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that it has joined the internationally-recognized Hydrogen Council (www.hydrogencouncil.com) as a supporting member. The Hydrogen Council is a global CEO-level advisory body providing a long-term vision for the important role of hydrogen technologies in an energy transition for cleaner transportation solutions.

The Hydrogen Council aims to:

  Increase visibility around the hydrogen solutions currently available and the progress that has been made in this regard.
  Advocate for the important role of hydrogen technologies in helping to meet climate goals, energy security and competitive targets, as well as work toward better deployment conditions.
  Work with and provide recommendations to several key stakeholders, such as policymakers, the business community, international agencies and civil society, to achieve its goals.

The Hydrogen Council includes CEOs from such member companies as Airbus, Bosch, BMW GROUP, Daimler, ENGIE, Honda, Hyundai, Iveco Group, Kawasaki, Mitsubishi, Shell, The Linde Group, Toyota and Weichai.

“We are thrilled to join the Hydrogen Council as a supporting member,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “The Hydrogen Council continues to boost global collaboration and work within the industry to scale up hydrogen solutions for cleaner transportation. We believe that green hydrogen in internal combustion engines and fuel cell vehicles will be key in decarbonizing transport. As a global leader in gaseous fuel solutions, we look forward to working with the Hydrogen Council to advance hydrogen’s role in the clean energy transition.”

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christian Tweedy
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com